JOINT FILING AGREEMENT

In accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the Class A ordinary shares (including the Class A ordinary shares represented by ADSs), par value $0.0001 per share, of Cloopen Group Holding Limited, an exempted company incorporated under the laws of the Cayman Islands. This Joint Filing Agreement shall be filed as an Exhibit to such Statement. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of May 12, 2026.

[*Signature page to follow*]

**SIGNATURES**

Dated: May 12, 2026

**Trustbridge Partners V, L.P.**

By: /s/ Verity Priest
Name: Verity Priest
Title: Authorized Signatory

**SIGNATURES**

Dated: May 12, 2026

                                   Trustbridge Partners VII, L.P.

By:	/s/ Verity Priest
Name:	Verity Priest
Title:	Authorized Signatory

**SIGNATURES**

Dated: May 12, 2026

                              TB Alternative Assets Ltd.

By:	/s/ Shujun Li
Name:	Shujun Li
Title:	Director

**SIGNATURES**

Dated: May 12, 2026

**TB Partners GP5 Limited**

By: /s/ Verity Priest

Name: Verity Priest

Title: Director

<center>**SIGNATURES**</center>

Dated: May 12, 2026

<center>**TB Partners GP7 Limited**</center>

By: /s/ Verity Priest
Name: Verity Priest
Title: Director

**SIGNATURES**

Dated: May 12, 2026

                        Changxun Sun

                        By: /s/ Changxun Sun

                        Cloopen Co., Ltd.

                        By: /s/ Changxun Sun
                        Name: Changxun Sun
                        Title: Director

*Signature Page to Joint Filing Agreement*

Dated: May 12, 2026

Flawless Success Limited

By: /s/ DU Menghan
Name: DU Menghan
Title: Director of Kastle Limited which is the director of Flawless
Success Limited

<p align="center">**SIGNATURES**</p>

Dated: May 12, 2026

              Tencent Holdings Limited

              By: /s/ Huateng Ma

              Name: Huateng Ma

              Title: Director

Dated: May 12, 2026

Image Frame Investment (HK) Limited

By: /s/ Tse Cheuk Yin Tiffany
_____
Name: Tse Cheuk Yin Tiffany
Title: Director

Dated: May 12, 2026

Yang Diao

By: /s/ Yang Diao

**SIGNATURES**

Dated: May 12, 2026

**Parantoux Vintage PE Ltd.**

By: /s/ Yang Diao
Name: Yang Diao
Title: Director

**SIGNATURES**

Dated: May 12, 2026

**Novo Investment HK Limited**

By: /s/ Fei Xun
Name: Fei Xun
Title: Director

**SIGNATURES**

Dated: May 12, 2026

Shenzhen Nuohe Investment Partnership Enterprise (Limited Partnership) (深圳诺河投资合伙企业（有限合伙）)

By: /s/ Shuguang Shi
Name: Shuguang Shi
Title: Authorized Signatory

<center>**SIGNATURES**</center>

Dated: May 12, 2026


China Reform Venture Capital Investment Management (Shenzhen) Ltd. (国新风险投资管理（深圳）有限公司)


By: /s/ Jie Huang
Name: Jie Huang
Title: Authorized Signatory

<center>*Signature Page to Joint Filing Agreement*</center>